40-33

811-6555

WILLKIE FARR & GALLAGHER

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111


03057766

April 16, 2003



PROCESSED
MAY 02 2003
THOMSON FINANCIAL

By Hand

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549

Re: The Brazilian Equity Fund, Inc. and Credit Suisse Asset Management, LLC

Ladies and Gentlemen:

We serve as counsel to The Brazilian Equity Fund, Inc. (the "Fund") and its investment adviser, Credit Suisse Asset Management, LLC (formerly known as BEA Associates) ("CSAM"). The Fund and CSAM were previously named as defendants in two separate actions brought in the United States District Court for the Southern District of New York (styled Strougo v. Bassini, et al., 97 Civ. 3579 (RWS) and Strougo v. BEA Associates, 98 Civ. 3725 (RWS), respectively).

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, we are filing herewith the Opinion and Order and Final Judgment of the District Court approving the dismissal of the two aforementioned actions and the settlement relating thereto.

Should members of the Commission's staff have any questions or comments concerning this filing, please contact the undersigned at (212) 728-8265. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Very truly yours,

Niral Kalaria

Enclosures

cc: Michael Mundt, Esq. (w/ enclosures)

1196165.1

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

ROBERT STROUGO, on behalf of The Brazilian Equity Fund, Inc., Plaintiff, v. EMILIO BASSINI, RICHARD WATT, DANIEL SIGG, DR. ENRIQUE R. ARZAC, JAMES J. CATTANO, PETER A. GORDON, GEORGE W. LANDAU, MARTIN M. TORINO, and BEA ASSOCIATES, Defendants, -and- THE BRAZILIAN EQUITY FUND, INC., Nominal Defendant.	:	Civil Action No. 97 Civ. 3579 (RWS)
ROBERT STROUGO, Plaintiff, v. BEA ASSOCIATES, Defendant, - and - THE BRAZILIAN EQUITY FUND, INC., Nominal Defendant.	:	Civil Action No. 98 Civ. 3725 (RWS)

ORDER AND FINAL JUDGMENT

A hearing having been held before this Court on January 22, 2003 (the "Final Approval Hearing"), pursuant to this Court's Order of September 17, 2002 (the "Order of Preliminary Approval") and upon a Stipulation of Settlement dated September 12, 2002 ("Stipulation") settling the above-captioned actions (the "Actions"), which Stipulation is incorporated herein by reference; it appearing that due notice of the Final Approval Hearing was given in accordance with the Order of Preliminary Approval; the respective parties having appeared by their attorneys of record; the Court having heard and considered evidence in support of the Settlement (as defined in the Stipulation); the attorneys for the respective parties having been heard; an opportunity having been given to all other persons requesting to be heard in accordance with the Order of Preliminary Approval; the Court having determined that Notice to the Class (as defined below) and Fund shareholders pursuant to the Order of Preliminary Approval was adequate and sufficient; and the Settlement having been heard and considered by the Court;

IT IS HEREBY ORDERED, ADJUDGED, AND DECREED this 7th day of ~~January~~ April, 2003, that:

1. This Order incorporates by reference the definitions in the Stipulation, and all capitalized terms used herein shall have the same meanings as set forth in the Stipulation.

2. This Court has jurisdiction over the subject matter of the Actions and over all parties to the Actions, including all members of the Class.

3. Each of the provisions of Rule 23(a) of the Federal Rules of Civil Procedure has been satisfied and the Bassini Action has been properly maintained according to the provisions of Rule 23(b) of the Federal Rules of Civil Procedure. Specifically, based on the record in the Actions, this Court expressly and conclusively finds and orders that (a) the Class as defined in the

Order of Preliminary Approval is so numerous that joinder of all members is impracticable, (b) there are questions of law and fact common to the Class, (c) the claims or defenses of plaintiff are typical of the claims or defenses of the Class, and (d) the plaintiff will fairly and adequately protect and represent the interests of the Class. Moreover, the Court finds that the questions of law or fact common to the members of the Class predominate over any questions affecting only individual members, and that a class action is superior to other available methods for the fair and efficient adjudication of the controversy. The Bassini Action is hereby certified as a class action, pursuant to Rules 23(a), 23(b)(2), and 23(b)(3) of the Federal Rules of Civil Procedure on behalf of a class consisting of all persons and entities who owned shares in the Fund during the period June 7, 1996 through July 17, 1996, excluding the defendants, members of the immediate families of the individual defendants, and their heirs, assigns, and those in privity with them, and subsidiaries and affiliates of Credit Suisse Asset Management, LLC. The Court also finds, pursuant to Rule 23.1, that plaintiff is an adequate representative of the Fund's current shareholders.

4. The form and manner of Notice is hereby determined to have been the best practicable notice under the circumstances and to have been given in full compliance with Rules 23 and 23.1 of the Federal Rules of Civil Procedure and the requirements of due process.

5. The Settlement is approved as fair, reasonable, adequate, and in the best interests of the Fund, its shareholders, and the Class and shall be consummated in accordance with its terms and conditions.

6. The Actions are hereby dismissed with prejudice, each party to bear its own costs, except as provided herein.

7. Upon the Effective Date, all claims, rights, demands, suits, matters, issues, or causes of action, whether known or unknown, that have been or could have been asserted in the Actions against the Fund, the defendants in the Actions, and any of the Fund's or the defendants' affiliates, subsidiaries and parents and its and their current and former directors, officers, and employees, advisors, attorneys, and consultants(the "Settled Claims"), except for claims relating to any party's alleged failure to comply with the terms and conditions of the Stipulation, shall be compromised, settled, released, and dismissed with prejudice and without costs to either party, except as set forth herein.

8. The Fund's shareholders, the Class, and all individual members of the Class who did not request exclusion therefrom in the manner provided in the Order of Preliminary Approval, are permanently barred from instituting, commencing, asserting, prosecuting, or otherwise continuing, either directly, individually, derivatively, representatively, or in any other capacity, any of the Settled Claims against any one or more of the Releasees in this or any other court, arbitration tribunal, or other forum.

9. As of the Effective Date, all persons and entities are permanently barred and enjoined from instituting, commencing, asserting, prosecuting, or otherwise continuing any action or proceeding in this or any other court, arbitration tribunal, or other administrative forum seeking contribution or indemnity against Releasees concerning the Settled Claims.

10. Plaintiff's counsel are awarded attorneys' fees of $ 500,000 and expenses in the amount of $ 70,561.09 which the Court finds to be fair and reasonable, to be paid in accordance with the terms of the Stipulation.

11. Plaintiff shall receive $15,000 for undertaking representation of the Class and the Fund and for his assistance during the course of the litigation.

12. Without affecting the finality of this Order and Final Judgment in any way, the Court hereby retains jurisdiction to consider any further matters in connection with the administration of the Settlement.

13. In the event that the Settlement does not become effective in accordance with the terms of the Stipulation, this Order and Final Judgment shall be rendered null and void and shall be vacated nunc pro tunc, and the Actions shall proceed in the manner provided in the Stipulation and the Order of Preliminary Approval.

14. The Stipulation and this Order and Final Judgment, whether or not consummated, do not and shall not be construed, argued, or deemed in any way to be (a) an admission or a concession by defendants with respect to any of the Settled Claims or evidence of any violation of any statute or law or other wrongdoing, fault, or liability by defendants, or (b) an admission or concession by plaintiff or any member of the Class that the claims lack merit or that the defenses that have been or may have been asserted by defendants have merit.

15. The Stipulation and this Order and Final Judgment shall not be offered or received in evidence in any civil, criminal, or administrative action or proceeding other than proceedings necessary to approve or enforce the terms of the Stipulation and this Order and Final Judgment.

Dated: 4/7, 2003



UNITED STATES DISTRICT JUDGE

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
--X

ROBERT STROUGO, on behalf of The Brazilian Equity Fund, Inc.,

Plaintiff,

97 Civ. 3579 (RWS)

- against -

EMILIO BASSINI, RICHARD WATT, DANIEL SIGG, DR. ENRIQUE R. ARZAC, JAMES J. CATTANO, PETER A. GORDON, GEORGE W. LANDAU, MARTIN M. TORINO and BEA ASSOCIATES,

Defendants,

- and -

THE BRAZILIAN EQUITY FUND, INC.,

Nominal Defendant.
--X

O P I N I O N

ROBERT STROUGO,

Plaintiff,

98 Civ. 3725 (RWS)

- against -

BEA ASSOCIATES,

Defendant,

- and -

THE BRAZILIAN EQUITY FUND, INC.,

Nominal Defendant.

--X

APPEARANCES ON FOLLOWING PAGE:

A P P E A R A N C E S:

Attorneys for Plaintiff:

WECHSLER HARWOOD HALEBIAN & FEFFER
488 Madison Avenue, 8th Floor
New York, NY 10022
By: JOEL C. FEFFER, ESQ.
DANIELLA QUITT, ESQ.
Of Counsel

RUBIN & RUBIN, CHARTERED
One Church Street
Rockville, MD 20850
By: RONALD B. RUBIN, ESQ.
Of Counsel

Attorneys for Defendant Bea Associates:

WILLKIE FARR & GALLAGHER
787 Seventh Avenue
New York, NY 10019-6099
By: LAWRENCE O. KAMIN, ESQ.
Of Counsel

Attorneys for Nominal Defendant:

MORRISON & FOERSTER
1290 Avenue of the Americas
New York, NY 10104-0050
By: JACK C. AUSPITZ, ESQ.
Of Counsel

Sweet, D.J.,

The plaintiff Robert Strougo ("Strougo") has moved for approval of the settlement reached with nominal defendant The Brazilian Equity Fund, Inc. (the "Fund"), and defendants BEA Associates (now known as Credit Suisse Asset Management, LLC ("CSAM")), Emilio Bassini, Richard Watt, Daniel Sigg, Dr. Enrique R. Arzac, James J. Cattano, Peter A. Gordon, George M. Landau, and Martin M. Torino (collectively "The Defendants") in these actions. For the reasons set forth below, the motion is granted and settlement is approved, as well as the application for an award of attorneys' fees and compensation to Strougo.

Prior Proceedings

In May 1997, Strougo commenced the first captioned action asserting six causes of action under the Investment Company Act of 1940, as amended (the "ICA"), and common law, including both direct and derivative claims arising from the Rights Offering (the "Bassini Action"). The procedural history and factual background of the Bassini Action are detailed in the Court's opinions reported at 1 F. Supp.2d 268 (S.D.N.Y. 1998); No. 97 Civ. 3579 (RWS), 1999 WL 249719 (S.D.N.Y. Apr. 28, 199); and 112 F. Supp.2d 355 (S.D.N.Y. 2000), and the Court of Appeals' opinion reported at 282 F.3d 162 (2d Cir. 2002).

Strougo asserted both class and derivative claims against CSAM and certain of the Fund's directors and alleged that in approving the Rights Offering, the director defendants breached their fiduciary duties of loyalty and due care to the Fund's shareholders. The Bassini Action asserts derivative claims under ICA Section 36(b) against CSAM, ICA Section 36(a) claims against all defendants except the Fund, and class claims under ICA Section 48 against all defendants except the Fund, for breach of fiduciary duty.

On September 15, 1997, defendants moved to dismiss the Bassini Action. The Court granted the motion to dismiss with respect to all the class action claims and the Section 36(b) claim but denied the motion with respect to the remaining derivative claims. Following the Court's decision, the Fund appointed a special litigation committee (the "SLC") to determine whether the remaining claims should be pursued. On December 30, 1998, the SLC recommended that the litigation be discontinued and filed its own motion to dismiss. On September 15, 2002, the Court granted summary judgment and dismissed the remaining claims. By opinion dated February 28, 2002, the Court of Appeals vacated the earlier dismissal of Strougo's direct claims and remanded the Bassini Action to this Court for further proceedings. Strougo did not appeal from this Court's dismissal of his derivative claims.

In May 1998, Strougo commenced an action under the ICA against CSAM alleging, inter alia, that the advisory agreement between CSAM and the Fund was not negotiated at arms'-length (the "CSAM Action"). Strougo alleges that CSAM received improper fees because in negotiating the investment advisory with non-independent directors, CSAM violated its fiduciary duty pursuant to ICA Section 36(b) of the 1940 Act. The procedural history and factual background of the CSAM Action are detailed in the Court's opinions reported at Strougo v. BEA Assocs., No. 98 Civ. 3725 (RWS), 1999 WL 147737 (S.D.N.Y. Mar. 18, 1999); No. 98 Civ. 3725 (RWS), 2000 WL 45714 (S.D.N.Y. Jan. 19, 2000); 199 F.R.D. 515 (S.D.N.Y. 2001); and 188 F. Supp.2d 373 (S.D.N.Y. 2002).

The original complaint in the CSAM Action was dismissed by the Court with leave to replead. Thereafter, CSAM moved to dismiss the amended complaint. The Court denied the motion subject to Strougo adding the Fund as a nominal defendant. After completion of discovery, defendants moved for summary judgment against the Second Amended Complaint. On March 1, 2002, this Court entered judgment granting defendants' motion for summary judgment, and Strougo filed a notice of appeal of such decision. The parties stipulated to withdraw Strougo's appeal in the CSAM Action in order to return jurisdiction over the CSAM Action to this Court.

Following the Court of Appeals' decision, the parties engaged in settlement discussions. On September 12, 2002, the parties entered into the settlement stipulation. The settlement stipulation provides for two types of relief. First, it provides that the Fund is to be liquidated not later than 30 days after the effective date of the proposed settlement. Second, upon submission of the requisite proof of claim, all class members who did not exercise their rights and sold their shares prior to the close of business on February 15, 2002, are entitled to receive $1.00 per share. Those class members who exercised their rights and sold such shares prior to the close of business on February 15, 2002, are entitled to receive $0.25 per share. In addition, and following negotiations commenced after completion of negotiations for relief for the Fund shareholders and the class, CSAM agreed to pay Strougo attorneys' fees in the amount of $735,000 and expenses of up to $75,000, subject to Court approval. CSAM also agreed to pay Strougo a compensatory award of $15,000.

On September 17, 2002, the Court ordered that a hearing be held on January 22, 2003 (the "Hearing") to determine the fairness, reasonableness, and adequacy of the proposed settlement (the "Scheduling Order"). Pursuant to the Scheduling Order, a printed Notice of Pendency of Class and Derivative Actions, Settlement, and Hearing Thereon (the "Settlement Notice"), the form of which was approved by the Court, was mailed to all persons and entities who own shares of the Fund or who owned shares of the Fund during the period June 7, 1996 through July 17, 1996. A summary notice (the "Summary Notice"), also in a form approved by the

Court, was published in the National Edition of The Wall Street Journal on October 23, 2002. No shareholder has elected to exclude themselves from the class.

The instant motion was heard on January 22, 2003. No objections to the form of the settlement were filed. One objector sought a reduction of counsel fees.

The Settlement Is Fair, Reasonable, And Adequate

The determination of the fairness of a proposed settlement is left to the sound discretion of the trial court. In re Ivan F. Boesky Sec. Litig., 948 F.2d 1358, 1368 (2d Cir. 1991); Newman v. Stein, 464 F.2d 689, 692 (2d Cir. 1972); In re Michael Milken & Assocs. Sec. Litig., 150 F.R.D. 46, 53 (S.D.N.Y. 1993). When exercising its discretion, the Court will review the proposed settlement in light of the strong judicial and public policies that favor settlements. Id.; In re Sumitomo Copper Litig., 189 F.R.D. 274, 280 (S.D.N.Y. 1999).

There is a strong initial presumption that a proposed settlement negotiated during the course of litigation is "fair and reasonable." In re Michael Milken & Assocs., 150 F.R.D. at 54. See also Chatelain v. Prudential-Bache Sec., Inc., 805 F. Supp. 209, 212 (S.D.N.Y. 1992) ("A strong initial presumption of fairness attaches to the proposed settlement when it is shown to be the result of this type of a negotiating process and when the number of objectors is small."). Indeed, "absent evidence of fraud or overreaching, [courts] consistently have refused to act as Monday morning quarterbacks in evaluating the judgment of counsel." Trief v. Dun & Bradstreet Corp., 840 F. Supp. 277, 281 (S.D.N.Y. 1993) (citation omitted). See also In re Warner Communications Sec. Litig., 798 F.2d 35, 37 (2d Cir. 1986) ("[I]t is not a district judge's job to dictate the terms of a class settlement.").

In determining whether a proposed settlement, taken as a whole, is fair, reasonable, and adequate, the Second Circuit has articulated the factors to consider, namely:

> (1) the complexity, expense and likely duration of the litigation; (2) the reaction of the class to the settlement; (3) the stage of the proceedings and the amount of discovery completed; (4) the risks of establishing liability; (5) the risks of establishing damages; (6) the risks of maintaining the class action through the trial; (7) the ability of the defendants to withstand a greater judgment; (8) the range of reasonableness of the settlement fund in light of the best possible recovery; [and] (9) the range of reasonableness of the settlement fund to a possible recovery in light of all the attendant risks of litigation.

Detroit v. Grinnell, 495 F.2d 448, 463 (2d Cir. 1974) (citations omitted); In re Blech Sec. Litig., No. 94 Civ. 7696 (RWS), 2002 WL 31720381, at *1 (S.D.N.Y. Dec. 4, 2002); In re Michael Milken & Assocs., 150 F.R.D. at 52; Chatelain, 805 F. Supp. at 213. The Grinnell factors support final approval of the proposed settlement here.

The Complexity, Expense, and Duration of Further Litigation

As described above, these actions involve complex issues regarding the responsibilities of directors in mutual funds. Here, although Strougo was successful in reversing dismissal of the direct claims against the defendants, there is certainly no assurance that he would be successful in appealing the dismissal of the CSAM Action.

These factors weigh in favor of the proposed settlement. As the district court concluded in Slomovics v. All for a Dollar, Inc., 906 F. Supp. 146, 149 (E.D.N.Y. 1995):

> The potential for this litigation to result in great expense and to continue for a long time suggest that settlement is in the best interests of the Class.

As this Court noted in Trief, "[i]t is beyond cavil that continued litigation in this multi-district securities class action would be complex, lengthy, and expensive, with no guarantee of recovery by the class members." 840 F. Supp. at 282.

In the circumstances here it is proper "to take the bird in the hand instead of the prospective flock in the bush." Oppenlander v. Standard Oil Co., 64 F.R.D. 597, 624 (D. Colo 1974) (quoting West Virginia v. Chas. Pfizer & Co., 314 F. Supp. 710, 743 (S.D.N.Y. 1970), aff'd, 440 F.2d 1079 (2d Cir. 1971)); see also

Stieberger v. Sullivan, 792 F. Supp. 1376, 1377 (S.D.N.Y.), modified, 801 F. Supp. 1079 (S.D.N.Y. 1992) (noting in approving settlement, that the "compromises represented therein constitute a reasonable balance, especially bearing in mind the length of time that would elapse, absent a settlement, before any concrete benefits could be delivered to any class member.").

The Reaction to the Proposed Settlement

An important factor to be considered in determining the fairness of the proposed settlement is the reaction by the Fund's shareholders and the members of the class. Shlensky v. Dorsey, 574 F.2d 131, 148 (3d Cir. 1978). It has repeatedly been held that "one indication of the fairness of a settlement is the lack of or small number of objections." Hammon v. Barry, 752 F. Supp. 1087, 1093 (D.D.C. 1990) (quoting 2 H. Newberg, Newberg on Class Actions § 11.47, at 463 (2d ed. 1985)). See also In re SmithKline Beckman Corp. Sec. Litig., 751 F. Supp. 525, 530 (E.D.Pa. 1990) ("[T]he utter absence of objections and the nominal number of shareholders who have exercised their right to opt out . . . militate strongly in favor of approval of the settlement").

No objection to the proposed settlement has been received. Therefore, those affected by the proposed settlement have overwhelmingly endorsed it as "fair and reasonable." Berman v. Entertainment Mktg., Inc., 901 F. Supp. 113, 117 (E.D.N.Y.

1995). See also Burger v. CPC Int'l, Inc., 76 F.R.D. 183, 186 (S.D.N.Y. 1977). No one has elected to exclude themselves from the proposed settlement.

The only objector, Phillip Goldstein ("Goldstein"), has objected not to the settlement but its valuation and the attorneys' fees in relation to his estimate of the value of the settlement. There are a number of ways to value the liquidation proposed by the settlement. One method is to take the Fund's current aggregate net asset value of $20,424,400 ($3.66 per share at December 31, 2002, times the 5,580,441 shares outstanding) by the current discount at which The Brazil Fund, Inc. is trading (15.8% at December 31, 2002), noting that the Fund's shares historically have traded at a discount higher than 15.8%, and higher than the discount at which shares of The Brazil Fund, Inc. trade. (By December 31, 2002, the Fund's share's discount had dropped to 8.0%, largely in anticipation of the Fund's liquidation). The result is $3,227,055.

The objector assumes that only 1,085,902 Fund shares were issued upon exercise of the right, but the SLC's Report stated that "[a]pproximately 1.9 million shares were issued." Accordingly, the holders of 1,357,763 Fund shares did not exercise (there were 4,634,005 Fund shares outstanding immediately prior to the Rights Offering). The maximum class damages are $1,357,763 (the 1,357,763 shares not exercising rights times $1.00 per share - Settlement Stipulation ¶ 6(a)), plus $475,000 (the approximately 1,900,000 shares issued in the Rights Offering times $.25 per share - Settlement Stipulation, ¶ 6(b)), or an aggregate of $1,832,763. Some potential class members will not have sold prior to "the close of business on February 15, 2002," as required for inclusion in the class, and some will not file claim forms. A valuation for the settlement of over $1.5 million is appropriate.

The Stage of the Proceedings and the Amount of Discovery Completed

Given the extensive history of this litigation, Strougo was in a good position to make informed judgments as to the merits of the proposed settlement and had a "clear view of the strengths and weaknesses of their cases." In re Warner Communications Sec. Litig., 618 F. Supp. 735, 745 (S.D.N.Y. 1985), aff'd, 798 F.2d 35 (2d Cir. 1986). An analysis of this Grinnell factor militates in favor of approval of the proposed settlement.

The Risk of Establishing Liability, Damages, and Maintaining the Class through Trial

In addition to his risks in proving liability against defendants, Strougo also faced practical considerations in light of the Fund's performance and the economic concerns from continued investment in Brazil. In addition, even if it is assumed, arguendo, that Strougo successfully established liability, there are significant uncertainties as to both the fact and the quantum of damages. The issue of damages would have been hotly disputed, and would have been the subject of further "dispute between [the] experts [retained by the parties], a dispute whose outcome is impossible for [the Court] to predict." In re RJR Nabisco, Inc. Sec. Litig., MDL No. 818, No. 88 Civ. 7905 (MBM), 1992 WL 210138, at *5 (S.D.N.Y. Aug. 24, 1992). As the Honorable John F. Keenan has observed:

> Undoubtedly, expert testimony would be needed to fix not only the amount, but the existence, of actual damages. In this "battle of experts," it is virtually impossible to predict with any certainty which testimony would be credited, and ultimately, which damages would be found to have been caused by actionable, rather than the myriad nonactionable factors such as general market conditions.

In re Warner, 618 F. Supp. at 744-45 (citations omitted).

A recoupment of at least a material portion of the class's damages fits well within the range of reasonableness.

The Ability of Defendants to Withstand a Greater Judgment and the Reasonableness of the Proposed Settlement in Light of the Risks of Litigation

In evaluating the proposed settlement, the Court is not required to engage in a trial on the merits to determine the prospects of success. In re Michael Milken & Assocs., 150 F.R.D. at 54. The determination of a "reasonable" settlement is not susceptible to a mathematical equation yielding a particularized sum. Rather, as Judge Friendly has explained, "in any case there is a range of reasonableness with respect to a settlement . . ." Newman v. Stein, 464 F.2d at 693. See also In re Rite Aid Corp. Sec. Litig., 146 F. Supp.2d 706, 715 (E.D.Pa. 2001) (noting that since 1995, class action settlements have typically recovered "between 5.5% and 6.2% of the class members' estimated losses") (citation omitted). In fact, a settlement can be approved even when it amounts to only a small percentage of the recovery sought. In re Michael Milken & Assocs., 150 F.R.D. at 64-65; In re Gulf Oil Cities Serv. Tender Offer Litig., 142 F.R.D. at 590-91 (S.D.N.Y. 1992).[1] In In re Terra-Drill Partnerships Sec. Litig., 733 F. Supp. 1127, 1129 (S.D.Tex. 1990), the court approved a settlement for $13.5 million, after a jury verdict had resulted in a judgment for more than $72 million for the class.

While issues of damages as well as liability might have resulted in less or no recovery after trial, even the possibility that the class "might have received more if the case had been fully litigated is no reason not to approve the settlement." Granada Invs., Inc. v. DWG Corp., 962 F.2d 1203, 1206 (6th Cir. 1992) (citation omitted). See also Republic Nat'l Life Ins. Co. v. Beasley, 73 F.R.D. 658, 668 (S.D.N.Y. 1977) ("In evaluating the

---

[1] Grinnell, 495 F.2d at 455 n.2 ("[T]here is no reason, at least in theory, why a satisfactory settlement could not amount to a hundredth or even a thousandth part of a single percent of the potential recovery."). Indeed, settlements providing no monetary damages have been approved. E.g., Sunrise Toyota, Ltd. v. Toyota Motor Co., Ltd., No. 71 Civ. 1335 (LFM), 1973 WL 778, at *4-5, at 93,821 (S.D.N.Y. Feb. 20, 1973); Kusner v. First Pa. Corp., 74 F.R.D. 606 (E.D.Pa. 1977), aff'd, 577 F.2d 726 (3d Cir. 1978).

proposed settlement, the Court is not to compare its terms with a hypothetical or speculative measure of a recovery that might be achieved by prosecution of the litigation to a successful conclusion."). As the Honorable Charles L. Brieant aptly recognized,

> [t]he dollar amount of the settlement by itself is not decisive in the fairness determination ... . Dollar amounts are judged not in comparison with the possible recovery in the best of all possible worlds, but rather in light of the strengths and weaknesses of plaintiffs' case.

In re Union Carbide Corp. Consumer Prods. Bus. Sec. Litig., 718 F. Supp. 1099, 1103 (S.D.N.Y. 1989) (citation omitted).

The proposed settlement provides for relief now, not some wholly speculative payment of a hypothetically larger amount years down the road. "[M]uch of the value of a settlement lies in the ability to make funds available promptly." In re Agent Orange Prod. Liab. Litig., 611 F. Supp. 1396, 1405 (E.D.N.Y. 1985), aff'd in part, rev'd in part on other grounds, 818 F.2d 179 (2d Cir. 1987). The proposed settlement is a reasonable result in both absolute terms and when balanced against the various risks facing plaintiff's case. See In re Michael Milken & Assocs., 150 F.R.D. at 65. Moreover, even if a shareholder or class member was willing to assume all the risks of pursuing the actions through further litigation and trial, the passage of time would introduce yet more risks in terms of appeals and possible changes in the law and would, in light of the time value of money, make future recoveries less valuable than this current recovery. In re Crazy Eddie Sec. Litig., 824 F. Supp. 320, 324 (E.D.N.Y. 1993). As the court recognized in In re Michael Milken & Assocs., "victory -- even at the trial stage -- is not a guarantee of ultimate success." 150 F.R.D. at 53.

An Award of Attorneys' Fees, Disbursements and Compensation is Appropriate

The Supreme Court has held that, in the case of a common fund, the fee award should be determined on a percentage-of-recovery basis. The Supreme Court stated, "[U]nder the 'common fund doctrine,' . . . a reasonable fee is based on a percentage of the fund bestowed on the class." Blum v. Stenson, 465 U.S. 886, 900 n.16 (1984) ("Blum"); see also Savoie v. Merchants Bank, 166 F.3d 456, 460 (2d Cir. 1999) ("[T]he Supreme Court has implied that the percentage-of-the-fund method is a viable alternative [to the lodestar approach] . . ."

Recent decisions in this district have articulated the reasons for utilizing the percentage approach in complex litigation. As the court in In re Sumitomo Copper Litig., 74 F. Supp.2d 393, 397 (S.D.N.Y. 1999) observed, "[c]ourts increasingly have come to recognize the shortcomings of the lodestar/multiplier method as a universal rule for compensation," and "[s]upport for the lodestar/multiplier approach in common fund cases has eroded."

In awarding fees based on a percentage approach in _In re Union Carbide Corp. Consumer Prods. Bus. Sec. Litig._, 724 F. Supp. 160 (S.D.N.Y. 1989), Judge Brieant eschewed the needless complications and dubious merits of the lodestar approach:

> Experience ... has finally taught us that convoluted judicial efforts to evaluate the lodestar, and see to it that the lodestar hours were reasonable and necessary, and that the case was not overmanned or the time overbooked, are extremely difficult to say the least, and unrewarding. Such efforts produce much judicial papershuffling, in many cases with no real assurance that an accurate or fair result has been achieved.
>
> * * *
>
> [A percentage fee] award is consistent with the new learning (old wine in a new bottle) announced by the Ninth Circuit in _Paul, Johnson_, _supra_, which new learning we believe will proceed from West to East and take us back to straight contingent fee awards bereft of largely judgmental and time-wasting computations of lodestars and multipliers. _These latter computations, no mater how conscientious, often seem to take on the character of so much Mumbo Jumbo. They do not guarantee a more fair result or a more expeditious disposition of litigation._

_Id._ at 165, 170 (emphasis added, citation omitted).[2]

---

[2] Likewise, in _In re Gulf Oil/Cities Serv._, Judge Mukasey awarded attorneys' fees of $10.2 million, out of a $34 million settlement, explaining that:

> [I]n cases such as this, where counsel have helped create a fund to be shared by numerous plaintiffs, courts have tended increasingly to award fees based on a percentage of the fund rather than on the lodestar calculation of time multiplied by an hourly rate . . . . _Because of the gap between what it seems to promise and what it delivers, the lodestar formula is undesirable if an alternative is available_.

142 F.R.D. at 596-97 (emphasis added). _See also_ _Adair v. Bristol Tech. Sys., Inc._, No. 97 Civ. 5874 (RWS), 1999 WL 1037878, at *3

These decisions are in accord with the trend in favor of the percentage-of-recovery approach approved by other district courts within this district. E.g., In re American Bank Note Holographics, Inc., 127 F. Supp.2d 418, 431 (S.D.N.Y. 2001) ("Although the law in this Circuit has not been uniform, the trend of the district courts in this Circuit is to use the percentage of the fund approach to calculate attorneys' fees."); In re NASDAQ Market-Makers Antitrust Litig., 187 F.R.D. 465, 484 (S.D.N.Y. 1998) ("[T]here is strong support for the percentage approach from district courts in this Circuit."); In re Presidential Life Sec., 857 F. Supp. 331, 334 (S.D.N.Y. 1994) ("Problems encountered in evaluation of fees utilizing the lodestar approach have led to rejection of that method in common fund cases and express approval of the percentage method as an acceptable alternative."); Chatelain, 805 F. Supp. at 215 ("This Court declines to apply the lodestar method, and instead favors the use of the straight percentage of recovery method.").

In addition, the percentage method is consistent with and, indeed, is intended to mirror, practice in the private marketplace where contingent fee attorneys typically negotiate percentage fee arrangements with their clients. See In re Continental Ill. Sec. Litig., 962 F.2d 566, 568 (7th Cir. 1992) (explaining that the goal of the fee setting process "is to

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(S.D.N.Y. Nov. 16, 1999) ("Just over a year ago, this court approved a percentage of the fund method for calculation of attorney's fees.".

determine what the lawyer would receive if he were selling his services in the market rather than being paid by court order"); In re RJR Nabisco, 1992 WL 210138, at *7 ("What should govern such awards is not the essentially whimsical view of a judge, or even a panel of judges, as to how much is enough in a particular case, but what the market pays in similar cases.").

Assuming a valuation for the settlement of over $1.5 million as set forth above, a fee of 33 1/3% of the settlement fund is reasonable. See, e.g., In re Blech Sec. Litig., 2002 WL 31720381, at *1 (33 1/3% of the settlement fund); American Bank Note Holographics, 127 F. Supp.2d at 422 (25% of $14.85 million benefit); Adair, 1999 WL 1037878, at *3 (attorneys' fees of 33% of the settlement fund plus expenses); Klein v. PDG Remediation, Inc., No. 95 Civ. 4954 (DAB), 1999 WL 38179, at *3-4 (S.D.N.Y. Jan. 28, 1999) (stating that "33% of the settlement fund" "is within the range of reasonable attorney fees awarded in the Second Circuit."); In re Columbia Sec. Litig., 89 Civ. 6821 (LBS), slip op. (S.D.N.Y. Feb. 15, 1995 (33.3% of settlement fund); Cohen v. Apache Corp., 89 Civ. 0076 (PNL), 1993 WL 126560, at *1 (S.D.N.Y. Apr. 21, 1993) (33.3% of settlement fund); In re JWP Inc. Sec. Litig., 92 Civ. 5815 (WCC), final judgment and order (S.D.N.Y. Jan. 24, 1997) (33.3% of settlement fund); In re Avon Prods. Inc., Sec. Litig., No. 89 Civ. 6216 (MEL), 1992 WL 349768, at *3 (S.D.N.Y. Nov. 6, 1992) ("The request for 30% is in line with numerous awards in this Court and elsewhere in recent litigation."); In re Crazy Eddie, 824

F. Supp. at 326 (33.8% of the settlement fund); Greene v. Emersons Ltd., No. 76 Civ. 2178 (CSH), 1987 WL 11558, at *1-2 (S.D.N.Y. May 20, 1987) (fees and expenses of 46.2% of the settlement fund). Based on a settlement valuation of over $1.5 million as set forth above, attorneys' fees of $500,000 are appropriate.

The Reasonableness of the Fee Requested is Confirmed by the Lodestar/Multiplier Approach

The "lodestar" method was described by the Second Circuit in Savoie as follows:

> The lodestar method is to "multiply[] the number of hours expended by each attorney involved in each type of work on the case by the hourly rate normally charged for similar work by attorneys of like skill in the area" and "[o]nce this base or 'lodestar' rate [is] established," to determine the final fee by then deciding whether to take into account "other less objective factors, such as 'risk of litigation,' the complexity of the issues, and the skill of attorneys."

Savoie, 166 F.3d at 460 (quoting Grinnell, 560 F.2d at 1098.

The lodestar is calculated by multiplying the number of hours expended on the entire litigation by a particular attorney by his or her current[3] hourly rate. The hourly rate to be applied is the hourly rate that is normally charged in the community where

[3] The Supreme Court and other courts have held that the use of current rates is proper since such rates more adequately compensate for inflation and loss of use of funds. Missouri v. Jenkins, 491 U.S. 274, 283 (1989); Savoie, 166 F.3d at 463.

counsel practices, i.e., the "market rate." Blum, 465 U.S. at 895; Hensley v. Eckerhart, 461 U.S. 424, 447 (1983) (Brennan, J., concurring in part, dissenting in part) ("market standards should prevail"); Luciano v. Olsten Corp., 109 F.3d 111, 115-16 (2d Cir. 1997) ("The 'lodestar' figure should be 'in line with those [rates] prevailing in the community for similar services by lawyers of reasonably comparable skill, experience, and reputation'") (quoting Blum, 465 U.S. at 896 n.11).

Courts on occasion use a lodestar computation as a cross-check on the percentage method, and the Second Circuit "encourage[s] the practice of requiring documentation of hours as a 'cross check' on the reasonableness of the requested percentage." Goldberger v. Integrated Res., Inc., 209 F.3d 43, 50 (2d Cir. 2000).

The Second Circuit has set forth the criteria for a lodestar cross-check against percentage:

> (1) the time and labor expended by counsel; (2) the magnitude and complexities of the litigation; (3) the risk of the litigation ...; (4) the quality of representation; (5) the requested fee in relation to the settlement; and (6) public policy considerations.

Goldberger, 209 F.3d at 50 (quoting Union Carbide, 724 F. Supp. at 163).

The Time and Labor Expended by Counsel

Here, counsel has expended approximately 9,838.78 hours on this litigation, constituting a lodestar of approximately $1,797,509.25, in which litigation has been prolonged, extensive, and complex, over seven years. In short, the magnitude and complexity of this litigation readily warrants a fee of $500,000.

The Fund's shareholders and the class were represented by counsel who are well versed in complex securities litigation and have achieved an excellent result. Moreover, defendants were represented by counsel well known for its expertise and tenacity. In short, Strougo achieved a significant result against substantial odds.

Strougo also requests an incentive award of $15,000. Courts have approved similar incentive awards to compensate named plaintiffs for services provided during the litigation. See, e.g., In re Domestic Air Transp. Antitrust Litig., 148 F.R.D. 297, 357-58 (N.D.Ga. 1993) (awarding 42 named plaintiff class members in airline antitrust action a combined total of $142,500); Golden v. Shulman, No. CV-85-3624, 1988 WL 144718, at *8 (E.D.N.Y. Sept. 30, 1988) ($5,000 awarded to named plaintiff). See also In re GNC Shareholder Litig., 668 F. Supp. 450, 451 (W.D.Pa. 1987) ($3,000 incentive award); Troncelliti v. Minolta Corp., 666 F. Supp. 750, 752 (D.Md. 1987) ($2,000 special award); Bogosian v. Gulf Oil

Corp., 621 F. Supp. 27, 32 (E.D.Pa. 1985) (citing AAMCO Automatic Transmissions, Inc. v. Tayloe, 82 F.R.D. 405 (E.D.Pa. 1979)) (court awarded $20,000 to each of two named representatives for their consultative assistance to plaintiffs' counsel).

In awarding compensatory awards, courts have reasoned that named plaintiffs take on a variety of risks and tasks when they commence representative actions, such as complying with discovery requests and often must appear as witnesses in the action.[4] See e.g., Domestic Air, 148 F.R.D. at 357-58 (awarding $2,500 to each class representative who produced documents and 45,000 to each who was also deposed); Selzer v. Board of Educ., No. 82 Civ. 7783 (MEL), 1993 WL 42787, at *4 (S.D.N.Y. Feb. 16, 1993) (approving award of $47,000 award to 2 class representatives); White v. NFL, 822 F. Supp. 1389, 1406-07 (D.Minn. 1983), motion granted in part, denied in part on other grounds, 836 F. Supp. 1458 (D.Minn. 1993) (approving incentive awards for named plaintiff football players who faced risk of retaliation from defendant league, testified and were deposed, and were involved in the class action for several years); Golden, 1998 WL 144718, at *8 ($5,000 special award for named plaintiff, who "[i]n addition to [being appointed] representative of the class . . . obligated himself to

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[4] Another court that approved a large incentive award justified it in part by noting that it would encourage more class actions. In re Revco Sec. Litig., No. 851, 89 Civ. 593, 1992 WL 118800, at *7 (N.D.Ohio May 6, 1992) ("[A]n award of an incentive will encourage investors with significant claims to commence actions on behalf of similarly situated investors . . .").

be personally liable for the costs of the litigation in the event the class did not prevail," and who was required to respond personally to defendants' discovery requests).

Pursuant to the settlement stipulation, any award granted by the Court will be payable by CSAM and will not reduce the benefit to the shareholders or class.

Conclusion

The motion for approval of the settlement is granted. An order and judgment will be filed concurrently with this opinion.

It is so ordered.

New York, NY
April 7 , 2003



ROBERT W. SWEET
U.S.D.J.